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February 20, 2018

VIA EDGAR

Ms. Lyn Shenk

Branch Chief

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities & Exchange Commission 100 F Street, NE

Washington, D.C. 20549

Re:	Avianca Holdings S.A.
Form 20-F for Fiscal Year Ended December 31, 2016
Filed May 1, 2017
File No. 000-36142

Dear Ms. Shenk,

Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 29, 2017, concerning the Annual Report on Form 20-F of Avianca Holdings S.A., a company organized under the laws of Panama (the “Company”), for the fiscal year ended December 31, 2016 (the “2016 20-F”), filed with the Commission on May 1, 2017 (File No. 000-36142).

Please see below for our responses to the Staff’s comments. For your convenience, we have included your comments in this response letter in bold form and keyed our response accordingly.

Presentation of Financial and Other Information

Non-IFRS Financial Measures, page ii

1.	Your measure “Adjusted EBITDAR” excludes aircraft rentals expenses. These expenses appear to be normal, recurring, cash operating expenses necessary to operate your business. Accordingly, this exclusion does not appear to comply with Question 100.01 of staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please revise your computation accordingly

After reviewing the computation of the adjusted EBITDAR measure as well as Question 100.01 of staff’s Compliance and Disclosure Interpretations on Non-GAAP financial measures, the Company respectfully requests the Staff to allow the Company to present adjusted EBITDAR as an additional metric for analyst and investor consideration. The company’s management believes that adjusted EBITDAR provides relevant and useful information, which is widely used by analysts, investors, rating agencies and competitors in our industry as well as by the company’s management in assessing both consolidated and regional performance. In addition, EBITDAR is intended to provide investors and analysts with what the Company believes is a supplemental metric traditionally used on a long-standing basis by aviation analysts and international airlines. This is reflective of the fact that EBITDAR provides a metric that eliminates the effects of variability in capital structure across airlines, which is more a function of financing than a contributing factor to operating performance given that airlines frequently have large variability in their mix of owned versus operating leased aircraft.

In accordance with the Staff’s request, the Company is prepared to include specific disclosure in annual report on Form 20-F for the year ended December 31, 2017 (the “2017 20-F”), to be filed in the upcoming months, to the effect that (i) investors should be aware that Adjusted EBITDAR should not be considered in isolation, as a substitute for net income prepared in accordance with GAAP or as a measure of a company’s profitability and (ii) our calculation of EBITDAR may not be comparable to other companies’ similarly titled measures.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders, page 133

2.	We note from page 133 that Synergy owns 78.1% of your common shares and that a majority of the common shares owned by Synergy have been pledged to secure loans from third parties. If these pledges may at a subsequent date result in a change in control of the company, please describe the arrangements pursuant to Item 7.A.4 of Form 20-F. In addition please tell us what consideration you gave to providing risk factor disclosure regarding these pledges of your stock including for example risks of a change in control or a decline in the market value of your securities following any foreclosure, any impact on related party arrangements with Synergy, or any other attendant risks.

The Company acknowledges the Staff’s comment and will expand the disclosure of Synergy’s share pledge in Item 7.A. of its 2017 20-F to make explicitly clear that if in the future such pledged shares were foreclosed upon, and sold in foreclosure to one or more third parties, a change of control could occur. The language that Company proposes to include in its 2017 20-F is: “A majority of the common shares owned by Synergy have been pledged to secure loans from third parties. If in the future such pledged shares were foreclosed upon, and sold in foreclosure to one or more third parties, a change of control could occur.”

In addition, the Company has given due consideration to the inclusion of new risk factor disclosure regarding these pledges (including risks of a change in control or a decline in the market value of our securities) and will include a new risk factor to such effect in its 2017 20-F.

*     *    *

In connection with responding to the Staff’s comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

If you have any further questions regarding the Company’s 2016 20-F, please do not hesitate to contact the undersigned at +571 587-7700 or David L. Williams from Simpson Thacher & Bartlett LLP at +1 212-455-7433.

Very truly yours,

AVIANCA HOLDINGS S.A.

By: /s/ Roberto Held

Name: Roberto Held

Title:   Chief Financial Officer

cc:	Ms. Aamira Chaudhry
Mr. Doug Jones
Ms. Dana Brown
Mr. Justin Dobbie
David L. Williams, Simpson Thacher & Bartlett LLP
Renato Covelo, Avianca Holdings S.A.